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                                                            EXHIBIT (a)(1)(xvii)



From:    Karen Wood
To: Employees-Australia;Employees-Geneva;Employees-London;Employees-Munich;
    Employees-Paris;Employees-Singapore and Taiwan;Employees-US
Subject: IMPORTANT: Update to Option Exchange Plan Documents

Everyone:

Pursuant to our filing of the Option Exchange Plan documents with the SEC, we have prepared a supplemental document to the Option Exchange Plan containing some additional financial information about CNET Networks and minor changes and/or additions to certain provisions of the Option Exchange Plan. This supplemental document is currently available on Offline at: http://offline.cnet.com/HumanResources/Benefits/StockOption/optionsexchange.html

All employees considering participating in the exchange are advised to read both the Option Exchange Plan and the supplement together.


Karen Carlton Wood
VP, Corporate Relations
CNET Networks, Inc.
Office: (978) 475-8234
Cell: (978) 387-5078